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                 U.S. SECURITIES AND EXCHANGE COMMISSION


                             FORM 12b-25

                     NOTIFICATION OF LATE FILING

[ ] Form 10-KSB [ ] Form 20-F  [ ] Form 11-K  [X] Form 10-QSB  [ ] Form N-SAR

For Period Ended: June 30, 1997
[ ] Transition Report on Form 10-KSB
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-QSB
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:  Not applicable


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PART I--REGISTRANT INFORMATION
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      Full name of Registrant:            Bentley International, Inc.
      Former Name:                        Megacards, Inc.
      Commission File Number:             0-19503
      IRS Employer Identification No.:    43-1325291

      9719 Conway Road
      Address of Principal Executive Office (Street and Number)

      St. Louis, Missouri 63124
      City, State and Zip Code


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PART II--RULES 12b-25(b) AND (c)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)


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 The Registrant hereby represents that:

      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      (b) The subject report on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


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PART III--NARRATIVE
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State below in reasonable detail the reasons why Form 10-QSB or portion thereof could not be filed within the prescribed time period.

On September 13, 1996, Bentley International, Inc., (the "Registrant"), transferred assets of its Megacards division to Legends, LP ("Legends"). Such transfer was partly a sale and partly a contribution to capital. In consideration for such transfer, the Registrant received a 30% limited partnership interest and a note in principal amount of $432,000 (subject to adjustment).

In December 1996, the Registrant's Janco Designs, Inc. ("Janco") subsidiary ceased operations due to its deteriorating financial condition.
Subsequently, Janco's creditors filed an involuntary bankruptcy petition against Janco. The Registrant reported the filing of the bankruptcy petition on Form 8-K on February 4, 1997.

Due to the transfer of assets to Legends and the financial and operational difficulties experienced by Janco, compilation of the Registrant's financial information has been delayed which, in turn, has caused a delay in the completion of the Form 10-QSB for the quarter ended June 30, 1997.


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PART IV--OTHER INFORMATION
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      (1) Name and telephone number of person to contact in regard to this notification:

            Lloyd R. Abrams         (314)             569-1659
                (Name)           (Area Code)      (Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                              [X] Yes     [ ] No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                              [X] Yes     [ ] No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively,

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and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      The Registrant anticipates that it will report net earnings of approximately $350,000 for the quarter ended June 30, 1997 compared to a net loss of $359,718 for the quarter ended June 30, 1996. The net earnings for 1997 were attributable to net earnings of the Registrant's Windsor Art, Inc. subsidiary and the discontinuation of Janco's operations in December 1996.




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                   BENTLEY INTERNATIONAL, INC.
            (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:  August 15, 1997              By    /s/ Lloyd R. Abrams
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                                          Lloyd R. Abrams, President and
                                          Chief Executive Officer

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